FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 29 August 2025

HSBC HOLDINGS PLC

NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

HSBC HOLDINGS PLC JAPANESE YEN CALLABLE BONDS - FIFTH SERIES (2018)
ISIN Code: JP582666BJ99
(the 'Fifth Series Bonds')
and
HSBC HOLDINGS PLC JAPANESE YEN CALLABLE BONDS - SEVENTH SERIES (2022)
ISIN Code: JP582666AN94
(the 'Seventh Series Bonds' and together with the Fifth Series Bonds, the "Bonds")

HSBC Holdings plc has elected to redeem the Bonds in whole on 16 September 2025 at a price equal to 100% of their principal amount, together with interest accrued to and including 14 September 2025 for the Fifth Series Bonds, and 15 September 2025 for the Seventh Series Bonds, pursuant to Condition 6(3) of the Bonds.

The listing of the Bonds on the Official List of the Irish Stock Exchange plc, trading as Euronext Dublin, and the admission of the Bonds to trading on its Global Exchange Market will be cancelled on, or shortly after, 17 September 2025.

Investor enquiries to:
Greg Case                    +44 (0) 20 7992 3825                investorrelations@hsbc.com

Media enquiries to:
Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Notes to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,214bn at 30 June 2025, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER - INTENDED ADDRESSEES

The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 29 August 2025